Filed by Herman Miller, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.
Commission File No.: 001-12907
Date: April 20, 2021

[The following email was sent to employees of Herman Miller, Inc. on April 19, 2021.]

Employee Email / Lounge Post from Andi Owen

Hi everyone,

Today, we are making history. I am thrilled to share the news that Herman Miller has agreed to acquire Knoll. Not only is this a historic moment for Herman Miller and Knoll, it is also a transformative moment for our industry. Together, we will be the undisputed leader in modern design, well positioned to meet the needs of our customers everywhere.

We’ve spent a lot of time talking about “change” this past year–and with change, comes opportunity. This next chapter will be an exciting one for all of us, one that builds on the journey started when Gilbert Rohde took the “Furniture City” into the modern era, continued when Herman Miller revolutionized office design time and time again, and amplified with the foundation of Herman Miller Group–a decision that has accelerated profitable growth through a unified family of brands. Our customer-centric and digital-first approach to everything we do–alongside renewed focus on our people, our planet, and our communities–has made us a more agile organization, ready for this next phase of growth.

Herman Miller and Knoll are a natural fit. The founders of both companies believed in the power of design to shape the way people work, live, and thrive. To this day, we share many values, beliefs, and motivations in addition to our mutual commitment to design innovation. Our companies believe business can be a force for good, and we have common goals of becoming more sustainable, diverse, and inclusive organizations.

Knoll’s internationally recognized portfolio of design-driven brands includes names like HOLLY HUNT, Edelman Leather, spinneybeck, FilzFelt, DatesWeiser, Muuto, and Fully. Our combined 19 brands give us strong presence in over 100 countries around the world. By bringing together the deepest portfolio of brands, technology, innovation, and people in the industry, we create a stronger and more capable organization, poised to drive long-term growth for all our stakeholders. Together, we will be incredibly well-positioned to deepen our relationships with contract, trade, and retail audiences as the future of work continues to evolve and our customers populate a wider range of environments than ever before.

There is a lot to be excited about, but please keep in mind that today’s announcement is just the first step in bringing our companies together. There is much work still to do and many decisions to be made. We will have a dedicated integration team working through all these details.

Until the transaction closes, which is expected to be by the end of the third quarter of calendar year 2021 subject to the satisfaction of closing conditions, Herman Miller and Knoll will continue to operate as independent companies and it is business as usual for everyone. There won’t be any changes to our day-to-day operations or to your responsibilities. We need everyone to stay focused and continue deliver the same outstanding products and excellent service that our customers expect from us.

Please keep in mind that these types of announcements often lead to increased interest from the media, investors, and other external stakeholders. Please forward all media inquiries to Todd Woodward (todd_woodward@hermanmiller.com), and if you receive an inquiry from an investor or analyst, please forward to Kevin Veltman (kevin_veltman@hermanmiller.com).

In addition, there are many legal and regulatory requirements associated with an agreement like this. We have teams from both companies working to ensure we are following all necessary steps and remain in compliance throughout this process. We know you’ll be excited to share the news, and you are welcome to share our official company social media posts, but please avoid adding personal commentary to your posts. Keep in mind that any communication about the Herman Miller and Knoll transaction can damage our ability to close the deal, so if you are in doubt, please check with your manager or leadership team member before you share any information.

You can also read more details about the agreement in the press release. We’re providing some FAQs below, and will post additional information on the Lounge and on our deal website at www.NewLeaderInModernDesign.com.

Thank you all for the outstanding work you’ve done to get us where we are today. Over the past year we have navigated one of the most dramatic periods of change in Herman Miller’s history, and we’ve emerged stronger than ever. I know we will prove once again that we are better together, as we prepare to welcome Knoll’s 3,000-plus employees into our family of brands.

Andi

Forward-Looking Statements
This communication relates to a proposed business combination transaction between Herman Miller, Inc.  (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It
In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company.  Each of the Company and Knoll may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC.  The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Knoll.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com.  Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation
The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020.  Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.